FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 000-51469

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

BAIDU.COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: July 26, 2007

Exhibit 99.1

Baidu Announces Second Quarter 2007 Results

Second Quarter 2007 Net Income Grows 143% Year-Over-Year

BEIJING, China, July 26, 2007 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20071.

Second Quarter 2007 Highlights

•	Total revenues in the second quarter of 2007 increased to RMB401.3 million ($52.7 million), representing a 109.4% increase from the corresponding period in 2006.

•	Net income in the second quarter of 2007 increased to RMB141.9 million ($18.6 million), representing a 142.7% increase from the corresponding period in 2006.

•

Diluted earnings per share (“EPS”) for the second quarter of 2007 were RMB4.09 ($0.54); diluted EPS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2007 were RMB4.34 ($0.57). Costs and expenses related to Baidu’s Japan operations were RMB17.2 million ($2.3 million), which impacted diluted EPS by RMB0.50 ($0.07).

•

The number of active online marketing customers during the second quarter grew to around 128,000, an increase of 14.3% from the previous quarter. Revenue per online marketing customer reached approximately RMB3,100 ($407.3), representing a sequential increase of 24.0%.

“During the second quarter, we saw robust revenue growth and a healthy increase in online marketing customers,” said Robin Li, Baidu’s Chairman and CEO. “These results reflect the successful implementation of strategic improvements made over the last two quarters and a growing recognition by Chinese businesses that Baidu’s online marketing platform is a highly effective way to reach consumers.”

Mr. Li added, “We continued to focus on our long term strategic plan during the quarter by improving our product and service offerings for our customers and users. We also expanded our sales force in key geographic regions to reach a broader and constantly expanding market of new customers.”

Shawn Wang, Baidu’s CFO, said, “In the second quarter, our enhanced product properties and improved customer service offerings contributed to our positive financial results and traffic growth.”

“The improvements we made during the past few quarters are generating excellent returns and we will continue to boost our investment in key areas of our business to ensure our growth over the long term,” added Mr. Wang.

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.6120 to US$1.00, the effective noon buying rate as of June 29, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Second Quarter 2007 Results

Baidu reported total revenues of RMB401.3 million ($52.7 million) for the second quarter ended June 30, 2007, representing a 109.4% increase from the corresponding period in 2006.

Online marketing revenues for the second quarter were RMB400.6 million ($52.6 million), representing a 111.9% increase from the second quarter of 2006. The growth was driven by the increases in both the number of active online marketing customers and revenue per customer. Baidu had nearly 128,000 active online marketing customers in the second quarter of 2007, representing a sequential increase of 14.3% and an increase of 42.2% from the corresponding period in 2006. Revenue per online marketing customer for the second quarter of 2007 increased to approximately RMB3,100 ($407.3), representing a sequential increase of 24.0% and an increase of 47.6% from the corresponding period in 2006.

Traffic acquisition costs (TAC) as a component of cost of revenues was RMB44.9 million ($5.9 million), representing 11.2% of total revenues, compared to 9.2% in the corresponding period in 2006. The increase in TAC as a percentage of total revenues primarily reflects the continued growth of revenue contribution from Baidu Union members.

Bandwidth costs as a component of cost of revenues was RMB28.3 million ($3.7 million), representing 7.1% of total revenues, compared to 4.8% in the corresponding period in 2006. Depreciation costs as a component of cost of revenues was RMB33.9 million ($4.5 million), representing 8.5% of total revenues, compared to 6.4% in the corresponding period in 2006. The increase in bandwidth and depreciation costs as percentages of total revenues reflects expansion of network capacity to support Baidu’s long-term growth.

Selling, general and administrative expenses were RMB93.7 million ($12.3 million), representing an increase of 59.6% from the corresponding period in 2006, primarily due to expansion of the direct sales force.

Research and development expenses were RMB31.8 million ($4.2 million), representing a 73.9% increase from the corresponding period in 2006, primarily due to headcount increases.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, decreased in aggregate to RMB8.9 million ($1.2 million) in the second quarter of 2007 from RMB11.7 million in the corresponding period in 2006.

Costs and expenses related to Japan operations in the second quarter of 2007 were RMB17.2 million ($2.3 million) in aggregate.

Operating profit was RMB129.0 million ($16.9 million), representing a 122.4% increase from the corresponding period in 2006. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB137.8 million ($18.1 million) for the second quarter of 2007, a 97.7% increase from the corresponding period in 2006.

Income tax expense was RMB1.8 million ($0.2 million).

Net income was RMB141.9 million ($18.6 million), representing a 142.7% increase from the corresponding period in 2006. Basic and diluted EPS for the second quarter of 2007 amounted to RMB4.19 ($0.55) and RMB4.09 ($0.54), respectively.

Net income excluding share-based compensation expenses (non-GAAP) was RMB150.8 million ($19.8 million), a 114.8% increase from the corresponding period in 2006. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2007 were RMB4.45 ($0.58) and RMB4.34 ($0.57), respectively.

As of June 30, 2007, Baidu’s cash, cash equivalents and short-term investments amounted to RMB1.3 billion ($176.0 million). Net operating cash inflow and capital expenditures for the second quarter of 2007 were RMB277.0 million ($36.4 million) and RMB99.1 million ($13.0 million), respectively. The increase in capital expenditure was primarily due to capacity expansion.

Adjusted EBITDA (non-GAAP), which is defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were RMB179.5 million ($23.6 million) for the second quarter of 2007, representing a 111.2% increase from the corresponding period in 2006.

Senior Management Hire

In June 2007, Mr. Haoyu Shen joined Baidu as the Vice President of Business Operations. Prior to joining Baidu, Mr. Shen held a number of senior managerial positions at American Express and also worked at McKinsey & Company.

Outlook for Third Quarter 2007

Baidu currently expects to generate total revenues in an amount ranging from RMB492 million ($64.6 million) to RMB506 million ($66.5 million) for the third quarter of 2007, representing a 106% to 111% increase from the corresponding period in 2006 and a 23% to 26% increase from the second quarter of 2007. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8PM on July 25, 2007 U.S. Eastern Time (8AM on July 26, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: +1 617 213 8892

UK: +44 207 365 8426

Hong Kong: +852 3002 1672

Passcode for all regions: 94584474

A replay of the conference call may be accessed by phone at the following number until August 2, 2007.

International: +1 617 801 6888

Passcode: 92594126

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com .

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for third quarter 2007 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language and Japanese language Internet search markets and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of July 25, 2007, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except that the non-GAAP measures for the quarter ended March 31, 2006 reflected the one-time cumulative effect of change in accounting principle due to our adoption of SFAS 123(R) since January 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor inquiries please contact:

Lynn Lin

Baidu.com, Inc.

Tel: (8610) 8262 1188 *8239

ir@baidu.com

For investor and media inquiries please contact:

China

Rory Macpherson

Ogilvy Public Relations Worldwide (Beijing)

Tel: (8610) 8520 6553

rory.macpherson@ogilvy.com

US

Thomas Smith

Ogilvy Public Relations Worldwide (New York)

Tel: 1 (212) 880 5269

thomas.smith@ogilvypr.com

Baidu.com, Inc.

Condensed Consolidated Balance Sheets

(in RMB thousands)	June 30, 2007	December 31, 2006
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	1,213,166	1,136,274
Short-term investments	126,687	85,339
Accounts receivable, net	45,772	23,051
Prepaid expenses and other current assets	64,994	32,339
Deferred tax assets, net	1,866	1,734

Total current assets	1,452,485	1,278,737

Non-current assets:
Fixed assets, net	417,712	191,734
Land use right, net	97,237	—
Prepayment for land use right	—	92,400
Intangible assets, net	40,031	44,386
Goodwill	51,100	47,316
Investments, net	5,697	—
Deferred tax assets, net	7,164	5,802
Other	17,354	7,702

Total non-current assets	636,295	389,340

TOTAL ASSETS	2,088,780	1,668,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	293,772	153,141
Customers’ deposits	180,307	141,185
Deferred revenue	9,000	2,583
Deferred income	3,808	4,090

Total current liabilities	486,887	300,999

Non-current liabilities:
Long-term payable	3,000	7,000
Deferred income	1,054	2,817

Total non-current liabilities	4,054	9,817

Total liabilities	490,941	310,816

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 22,574,381 shares and 23,118,427 shares issued and outstanding as at December 31, 2006 and June 30, 2007	9	9
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 11,130,018 shares and 10,830,521 shares issued and outstanding as at December 31, 2006 and June 30, 2007	5	5
Additional paid-in capital	1,128,063	1,088,176
Accumulated other comprehensive income/(loss)	(60,407)	(33,697)
Retained earnings	530,169	302,768

Total shareholders’ equity	1,597,839	1,357,261

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,088,780	1,668,077

Baidu.com, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended
(in RMB thousands except for share, per share information)	June 30, 2007	June 30, 2006	March 31, 2007
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	400,647	189,053	274,666
Other services	606	2,574	914

Total revenues	401,253	191,627	275,580

Operating costs and expenses:
Cost of revenues (note 1, 2)	(146,795)	(56,644)	(101,895)
Selling, general and administrative (note 2)	(93,728)	(58,728)	(74,893)
Research and development (note 2)	(31,770)	(18,268)	(24,964)

Total operating costs and expenses	(272,293)	(133,640)	(201,752)

Operating profit	128,960	57,987	73,828

Other income:
Interest income	11,592	10,161	11,856
Other income, net	3,186	702	1,208

Total other income	14,778	10,863	13,064

Income before income taxes	143,738	68,850	86,892

Income taxes	(1,839)	(10,380)	(1,390)
Net income	141,899	58,470	85,502

Earnings per share for Class A and Class B ordinary shares:
Basic	4.19	1.76	2.53
Diluted	4.09	1.69	2.47
Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	33,877,358	33,295,391	33,752,904
Diluted	34,709,957	34,597,580	34,669,009

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(24,857)	(12,185)	(16,610)
Traffic acquisition costs	(44,892)	(17,611)	(28,347)
Bandwidth costs	(28,320)	(9,239)	(21,540)
Depreciation costs	(33,941)	(12,339)	(25,858)
Operational costs	(14,433)	(4,940)	(9,312)
Share-based compensation expenses	(352)	(330)	(228)

Total cost of revenues	(146,795)	(56,644)	(101,895)

(2) Includes share-based compensation expenses are allocated as follows:
Cost of revenues	(352)	(330)	(228)
Selling, general and administrative	(3,442)	(7,705)	(8,322)
Research and development	(5,083)	(3,696)	(3,664)

Total share-based compensation expenses	(8,877)	(11,731)	(12,214)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2006			Three months ended March 31, 2007			Three months ended June 30, 2007
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	57,987	11,731	69,718	73,828	12,214	86,042	128,960	8,877	137,837

	Three months ended June 30, 2006			Three months ended March 31, 2007			Three months ended June 30, 2007
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	58,470	11,731	70,201	85,502	12,214	97,716	141,899	8,877	150,776

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended June 30, 2006	As a % of total revenues	Three months ended March 31, 2007	As a % of total revenues	Three months ended June 30, 2007	As a % of total revenues
Net cash provided by operating activities	129,715	68%	113,036	41%	276,963	69%

Changes in assets and liabilities, net of effects of acquisitions	(44,256)	-23%	16,688	6%	(84,538)	-21%
Income taxes expenses	10,380	5%	1,390	1%	1,839	0%
Interest income and other, net	(10,863)	-6%	(13,064)	-5%	(14,778)	-4%

Adjusted EBITDA	84,976	44%	118,050	43%	179,486	44%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, share-based compensation expenses.